UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2
(Amendment No. ___)*

LIONS GATE ENTERTAINMENT CORP.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
535919203
(CUSIP Number)
September 6, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No.	535919203	Page	2	of	6

1	NAMES OF REPORTING PERSONS STANLEY BECK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	5	SOLE VOTING POWER

NUMBER OF		9,345,352

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,345,352

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.81%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	535919203	Page	3	of	6
ITEM 1.
(a)	Name of Issuer:
Lions Gate Entertainment Corp. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices:
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9
and
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
ITEM 2.
(a)	Name of Person Filing:
Stanley Beck (the “Reporting Person”)
(b)	Address of Principal Business Office or, if None, Residence:
66 Collier Street, Suite 12D
Toronto, Ontario M4W1L9
(c)	Citizenship:
The Reporting Person is a Canadian citizen.
(d)	Title of Class of Securities:
No par value common shares of the Issuer (the “Common Shares”)
(e)	CUSIP Number:
535919203

ITEM 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

CUSIP No.	535919203	Page	4	of	6

ITEM 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)	Amount beneficially owned:
9,345,352
The Common Shares beneficially owned by the Reporting Person were held pursuant to that certain trust agreement (the “Trust Agreement”), dated September 6, 2011, by and between the Reporting Person and MHR Institutional Partners III LP (“Institutional Partners III”), pursuant to which Institutional Partners III delivered to the Reporting Person, in his capacity as trustee, 9,345,352 Common Shares (the “Trust Shares”) to be held in trust for the benefit of Institutional Partners III. This trust arrangement was entered into in the event that the acquisition of the Trust Shares by Institutional Partners III would be subject to approval under the Investment Canada Act. The Trust Agreement was terminated on September 15, 2011. Following the termination of the Trust Agreement, the Trust Shares were returned to Institutional Partners III and the Reporting Person ceased to have beneficial ownership over any Common Shares. For additional information regarding the Trust Agreement and the termination of the Trust Agreement, see Amendment No. 8 to Schedule 13D, filed on September 8, 2011 and Amendment No. 9 to Schedule 13D filed on September 15, 2011, in each case by MHR Fund Management LLC.
(b)	Percent of class:
6.81% (prior to the termination of the Trust Agreement on September 15, 2011 as described in Item 4(a) above)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

9,345,352 (prior to the termination of the Trust Agreement on September 15, 2011 as described in Item 4(a) above)

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

0

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

While the Trust Agreement was in effect, all cash dividends or other distributions received by the Reporting Person on account of the Trust Shares and all proceeds received by the Reporting Person in connection with the disposition of the Trust Shares (other than any dividend, distribution or proceeds consisting of additional securities), if any, were required to be held in trust by the Reporting Person and to be paid promptly to Institutional Partners III, less any amounts required to be withheld by the Reporting Person on account of any applicable tax or government charge. Any securities received by the Reporting Person as a result of the payment of any stock dividend or other distribution in respect of the Trust Shares were required to be retained by the Reporting Person and held subject to the terms of the Trust Agreement.

CUSIP No.	535919203	Page	5	of	6

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 7 is not applicable.

ITEM 8.	Identification and Classification of Members of the Group
Item 8 is not applicable.

ITEM 9.	Notice of Dissolution of Group
Item 9 is not applicable.

ITEM 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	535919203	Page	6	of	6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 16, 2011

/s/ Stanley Beck
Stanley Beck

6